UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 11-K

(Mark One)

X	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the fiscal year ended December 31, 2006
OR

TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from _______________ to ________________
Commission file number 1-7819
ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
(Full title of the plan and the address of the plan,
if different from that of the issuer named below)
ANALOG DEVICES, INC.
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)
One Technology Way
Norwood, Massachusetts 02062-9106

Independent Registered Public Accounting Firm
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
NOTES TO FINANCIAL STATEMENTS
A. Description of Plan
B. Summary of Significant Accounting Policies
C.Trustee and Plan Recordkeeper
D.Investments
SUPPLEMENTAL SCHEDULE
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SIGNATURES
Ex-23.1 Consent of Ernst & Young LLP

ANALOG DEVICES, INC.

THE INVESTMENT PARTNERSHIP PLAN
Financial Statements
-      Audited Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005.
-      Audited Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2006 and 2005.
Supplemental Schedule
-      Schedule H-Line 4i — Schedule of Assets (Held at End of Year).
Exhibits
-      Consent of Independent Registered Public Accounting Firm, filed herewith.

Independent Registered Public Accounting Firm
The Administration Committee and Participants
Analog Devices, Inc.
The Investment Partnership Plan
We have audited the accompanying statements of net assets available for benefits of the Analog Devices, Inc. The Investment Partnership Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Boston, Massachusetts
June 25, 2007

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2006 and 2005

	2006	2005
ASSETS

Investments, at fair value	$780,805,925	$723,158,359

Accrued interest and dividends	1,697,696	1,013,306

Employer contributions receivable	—	753,005

Employee contributions receivable	—	632,692

Participant loans receivable	9,468,752	9,286,846

Total assets	791,972,373	734,844,208

LIABILITIES

Payables — Pending investment transactions	(693,142)	(645,515)

Net assets available for benefits	$791,279,231	$734,198,693

See accompanying notes.

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years ended December 31, 2006 and 2005

	2006	2005
Investment income:
Interest income	$559,074	$482,066
Net appreciation in fair value of investments	12,734,153	8,301,457
Dividend income and capital gains distributions	44,035,349	22,076,189

Net investment income	57,328,576	30,859,712

Contributions:
Employer	23,068,616	22,313,378
Employee	31,180,426	28,748,324

Total contributions	54,249,042	51,061,702

Participant withdrawals	(54,497,080)	(34,603,947)

Net increase in net assets available for benefits	57,080,538	47,317,467

Net assets available for benefits at beginning of year	734,198,693	686,881,226

Net assets available for benefits at end of year	$791,279,231	$734,198,693

See accompanying notes.

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2006 and 2005
A. Description of Plan
The following description of the Analog Devices, Inc. (the “Company”) The Investment Partnership Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
1. General. The Plan is a contributory defined contribution plan sponsored and administered by the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
2. Eligibility. Domestic employees of the Company are eligible to participate in the Plan on the first day of employment. The Company contributions are effective on the first day following one year of service. For eligibility purposes, a year of service is a 12-month period during which an employee completes at least 1,000 hours of service.
3. Contributions. Basic contributions will be made at the sole discretion of the Company. For 2006 and 2005, the Company decided to make the annual basic contribution at 5% of each participant’s total eligible compensation. The Internal Revenue Service defined total eligible compensation as an amount not to exceed $220,000 for 2006 and $210,000 for 2005. For 2007, this amount will increase to $225,000. The Company matches each participant’s pre-tax contribution, if any, by contributing an amount not to exceed 3% of such participant’s total eligible compensation. A participant may voluntarily contribute to the Plan up to 50% of his or her pre-tax total eligible compensation; however, pre-tax contributions could not exceed $15,000 in 2006 and $14,000 in 2005. This amount will increase to $15,500 for 2007. Effective as of September 29, 2006, an employee who does not elect to make pre-tax contributions to the Plan nor gives the Company notice of his or her intent not to contribute within sixty days of his or her employment commencement date will be automatically enrolled to make a pre-tax contribution of 4% of his or her compensation.
Company contributions, participants’ pre-tax contributions and the net investment income related to all contributions are excluded from the participants’ income for federal income tax purposes until such amounts are withdrawn or distributed.

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2006 and 2005
4. Investment Options. The investment options of the Plan are listed below.
Analog Devices, Inc. Stock Fund
Calamos Growth Fund
Fidelity Diversified International Fund
Fidelity Equity Income Fund
Fidelity Growth Company Fund
Fidelity Growth & Income Portfolio
Fidelity Low-Priced Stock Fund
Fidelity Freedom Income Fund
Fidelity Freedom 2000 Fund
Fidelity Freedom 2005 Fund
Fidelity Freedom 2010 Fund
Fidelity Freedom 2015 Fund
Fidelity Freedom 2020 Fund
Fidelity Freedom 2025 Fund
Fidelity Freedom 2030 Fund
Fidelity Freedom 2035 Fund
Fidelity Freedom 2040 Fund
Fidelity Magellan Fund
Fidelity U.S. Bond Index Fund
Fidelity U.S. Equity Index Commingled Pool
Fidelity Income Fund
Hotchkis and Wiley Mid-Cap Value Fund
Templeton Foreign Fund
Spartan International Index Fund
Royce Low-Priced Stock Fund
Vanguard Mid-Cap Index Fund
Vanguard Short-Term Bond Index Fund
Vanguard Small-Cap Index Fund
Additionally, participants have the option to invest assets in Fidelity, non-Fidelity funds and in a self-directed brokerage service that allows participants access to a wide variety of stocks, bonds, short-term securities and mutual funds.
5. Vesting. Employee contributions: Employee contributions are immediately 100% vested and nonforfeitable at the time they are deducted from the participants’ compensation. Investment income on employee contributions vests as earned.

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2006 and 2005
     Company Basic Contributions: Company basic contributions and investment earnings thereon become fully vested upon the first to occur of (i) completion of five years of service with the Company, (ii) reaching age 65, (iii) death or permanent disability while employed by the Company or (iv) if employment is terminated by the Company after December 31, 2005 due to job elimination, the closing of a facility or as the result of the disposition of a business unit. Effective January 1, 2007, Company basic contributions and investments earnings thereon become 100% vested after three years of service.
     Company Match Contributions: Effective January 1, 2002, company match contributions made thereon and investment earnings thereon become 100% vested after three years of service. Company match contributions made prior to January 1, 2002 and investment earnings thereon become fully vested upon the first to occur of (i) completion of five years of service with the Company, (ii) reaching age 65, (iii) death or permanent disability while employed by the Company or (iv) if employment is terminated by the Company after December 31, 2005 due to job elimination, the closing of a facility or as the result of the disposition of a business unit. Effective January 1, 2007, Company basic contributions and investments earnings thereon become 100% vested after three years of service.
6. Benefits. Upon normal retirement at age 65, death, permanent disability or termination of employment, the participant’s vested benefits are paid to the participant or his or her beneficiary, at the election of the participant, either in a lump sum or in monthly installments over a period of up to ten years. A participant may elect to defer payment of his or her account until he or she attains age 70 1/2. However, if a participant’s vested benefits are less than $1,000 for 2006 and 2005, upon termination of employment, distribution will be made in the form of a lump-sum payment within one year following termination of employment. Participants may request an in-service withdrawal for any reason after he or she attains age 59 1/2.
7. Loans. Participants may borrow the lesser of 50% of their vested account balance or $50,000, as defined by the Plan. Participants repay loans plus interest to their accounts through payroll deductions, generally over a five-year period unless for the purchase of a primary residence, in which case the repayment period may be extended up to a maximum of twenty years. The interest rate on loans, which is announced quarterly, is tied to the interest rate of Treasury Bonds with 3- and 10-year maturities. Once determined, the interest rate is fixed for the duration of the loan.
8. Accounting. A separate account is maintained for each participant. Account balances are adjusted periodically for employee and Company contributions, withdrawals and a pro rata share of net investment income or loss. Forfeitures that arise when participants terminate employment with the Company prior to vesting are used to offset future Company contributions and administrative expenses of the Plan. If an employee who had terminated after December 31, 1984 returns to the employment of the Company within five years, any amount that had been forfeited will be reinstated by the Company.

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2006 and 2005
All transactions of the Plan (including contributions, withdrawals and exchanges) have been accounted for and reported using units as well as dollars. Net investment income (loss) in each fund is allocated based on the shares or units in each participant’s account, except for the Self-Directed Brokerage Service, whereby earnings are recorded on a transaction specific basis.
9. Investment allocation. The vested and nonvested share of a participant’s account balance is invested in one or more of the funds depending upon the allocation instructions of the participant. In the absence of such allocation instructions, all amounts accruing to the participant are invested in the Fidelity Income Fund. Effective January 1, 2007, if a new participant does not make an investment election, their savings will be invested in a Fidelity Freedom Fund, based on their projected retirement timeframe. They may change this election at any time.
10. Continuation of the Plan. While the Company has not expressed any intent to terminate the Plan or suspend contributions, it is free to do so at any time. In the event of such termination or suspension, each participant would have a nonforfeitable right to all monies in his or her account.
B. Summary of Significant Accounting Policies
1. Basis of presentation. The accompanying financial statements have been prepared on the accrual basis of accounting.
2. Investments. Investments are reported at fair value, based on quoted market prices. Participant loans are reported at their outstanding carrying balance, which approximates fair value.
3. Contributions. Contributions from employees are recorded when the Company makes payroll deductions from plan participants. Company contributions are accrued at the end of the period in which they become obligations of the Company based upon the terms of the Plan.
4. Investment income (loss). Net investment income (loss) consists of interest income, dividends and capital gain/loss distributions from the money market and mutual funds, realized gains or losses on sales of investments and the change in net unrealized appreciation (depreciation) between the cost and market value of investments at the beginning and end of the period.
All interest, dividends and capital gains distributions are reinvested in the respective funds and are recorded as earned on an accrual basis.

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2006 and 2005
5. Income tax status. The Plan has received a determination letter from the Internal Revenue Service, dated May 1, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, that the Plan, as amended, is qualified and the related trust is tax exempt.
6. Related Party. Certain Plan investments are shares of mutual funds managed by FMR Corp. FMR Corp. is a related party to the trustee and recordkeeper of the Plan, and therefore, these transactions qualify as party-in-interest. Fees paid by the Company to the trustee and recordkeeper for administrative expenses amounted to $41,178 and $37,465 for the years ended December 31, 2006 and 2005, respectively.
The Plan also offers the Analog Devices, Inc. Common Stock Fund investment option. The Analog Devices, Inc. Common Stock Fund is designed for investment in the common stock of the Company. In addition, some of the investments in the Plan hold the Company’s Common stock. These transactions qualify as party-in-interest transactions.
Loans to participants also qualify as party-in-interest transactions.
7. Administrative expenses. For the years ended December 31, 2006 and 2005, the Company elected to pay the administrative expenses of the Plan. Certain expenses resulting from participant loans and investment fees are deducted directly from participant accounts.
8. Use of estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
9. Risk and uncertainties. The Plan and its participants invest in various securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2006 and 2005
C. Trustee and Plan Recordkeeper
Fidelity Management Trust Company and Fidelity Institutional Retirement Services Company serve as trustee and recordkeeper, respectively, to the Plan.
D. Investments
The following investments represent five percent or more of the Plan’s net assets:

	December 31,
	2006	2005

Analog Devices, Inc. Common Stock Fund	$125,861,256	$147,848,532

Fidelity Income Fund	133,130,425	135,205,496

Fidelity Equity Income Fund	60,971,905	49,788,467

Fidelity Growth Company Fund	50,664,578	46,925,654

Fidelity Low-Priced Stock Fund	50,900,019	46,016,158

Fidelity Magellan Fund	*	41,550,184
*The current year balance is less than 5% of the Plan’s net assets.
The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	Year Ended
	December 31,
	2006	2005

Common stock	$(8,304,622)	$(3,987,255)
Mutual funds	20,873,831	12,313,619
Bonds	3,348	(4,490)
Others	161,596	(20,417)

Net appreciation in fair value of investments	$12,734,153	$8,301,457

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2006

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
EIN NO: 04-2348234 PLAN NO: 003
SCHEDULE H-LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

		Current
	Shares	Value
Description of Investment:
Fidelity (1) Income Fund	133,130,425	$133,130,425
Fidelity (1) Diversified International Fund	798,613	29,508,763
Fidelity (1) Equity Income Fund	1,041,365	60,971,905
Fidelity (1) Freedom Income Fund	260,826	3,009,933
Fidelity (1) Freedom 2000 Fund	150,649	1,877,085
Fidelity (1) Freedom 2005 Fund	23,634	274,387
Fidelity (1) Freedom 2010 Fund	821,439	12,009,437
Fidelity (1) Freedom 2015 Fund	109,794	1,339,483
Fidelity (1) Freedom 2020 Fund	747,629	11,610,683
Fidelity (1) Freedom 2025 Fund	120,829	1,542,988
Fidelity (1) Freedom 2030 Fund	997,425	15,988,719
Fidelity (1) Freedom 2035 Fund	125,539	1,655,865
Fidelity (1) Freedom 2040 Fund	524,391	4,971,231
Fidelity (1) Growth Company Fund	726,791	50,664,578
Fidelity (1) Growth & Income Portfolio	586,013	18,254,320
Fidelity (1) Low-Priced Stock Fund	1,169,040	50,900,019
Fidelity (1) Magellan Fund	418,828	37,493,482
Fidelity (1) U.S. Bond Index Fund	2,239,883	24,325,128
Fidelity (1) U.S. Equity Index Commingled Pool	520,134	23,619,291
Calamos Growth Fund	158,010	8,516,736
Hotchkis and Wiley Mid-Cap Value Fund	855,460	25,535,481
Royce Low-Priced Stock Fund	703,571	11,841,101
Templeton Foreign Fund	1,570,662	21,423,829
Spartan International Index Fund	273,972	12,093,144
Vanguard Mid-Cap Index Fund	601,164	11,891,017
Vanguard Short-Term Bond Index Fund	420,342	4,157,189
Vanguard Small-Cap Index Fund	159,305	5,196,534
Participants Self-Directed Brokerage Accounts		71,141,916

		654,944,669

Analog Devices, Inc. Common Stock Fund:
Analog Devices Inc. Common Stock(1)	3,651,687	120,030,952
Fidelity (1) Institutional Cash Portfolio — Money Market Portfolio		5,830,304

		125,861,256

		$780,805,925

Participant Loans Receivable (1) (2)		$9,468,752

(1) Indicates party-in-interest to the Plan.

(2) The loan account at December 31, 2006 bears interest at rates ranging from 3.5% to 10.00%, with terms ranging from less than 1 year to 20 years.
Note: Cost information has not been included because all investments are participant-directed.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

ANALOG DEVICES, INC. THE INVESTMENT PARTNERSHIP PLAN (the Plan)
By:	/s/ Joseph E. McDonough
Joseph E. McDonough
Vice President-Finance and Chief Financial Officer of Analog Devices, Inc. and Member of The Investment Partnership Plan Administration Committee

June 27, 2007